Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces its Proprietary Distributed Control System’s Successful Operation in Ningde Nuclear Power Plant

Beijing, April 26, 2013 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that its proprietary HOLLiAS-N Distributed Control System (“HOLLiAS-N DCS”) was successfully applied to Unit 1 of Ningde Nuclear Power Plant (“Ningde NPP”) and went into commercial operation.

Hollysys’ HOLLiAS-N DCS is one of the high-end DCS products Hollysys developed for 1GW level nuclear power plant. Hollysys’ proprietary HOLLiAS-N DCS successfully passed a series of rigorous tests before the commercial operation of Unit 1 of Ningde NPP and it met all the parameters and delivered outstanding performance. Besides, it is China’s first domestic proprietary 1GW DCS system application in nuclear power plants.

Hollysys’ joint venture with China General Nuclear Power Corporation (“CGNPC”), China Techenergy Co., Ltd. (“CTEC”), currently has 14 nuclear reactors in their backlog which the JV has not fully signed contracts with Hollysys for HOLLiAS-N DCS providing, including Unit 1, 2, 3, 4 of Hongyanhe Nuclear Power Plant; Unit 1, 2, 3, 4 of Ningde Nuclear Power Plant; Unit 1, 2 of Fangchenggang Nuclear Power Plant; and Unit 1, 2, 3, 4 of Yangjiang Nuclear Power Plant.

Ningde NPP Unit 1 is the first commercial operated project after Japan’s Fukushima nuclear power accident, it is believed of great significance for China’s continuous nuclear power development, especially after the approval of <Nuclear Power Safety Plan (2011-2020)> and <Nuclear Power Mid-long Term Development Plan (2011-2020)> by the State Council of China in the end of last year.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented, "We are very pleased that our proprietary HOLLiAS-N DCS is successful applied in Ningde Nuclear power station, which again validates our strong technology and capability. As the leading provider of nuclear power automation and control systems in China, along with the restart of China nuclear power plants’ construction, we are expecting continuous revenue inflow from nuclear power business. Going into the future, leveraging on our industry leading technology, brand name recognition, Hollysys will further penetrate China’s vast industrial automation market and abroad, to create value for our shareholders."

About Ningde Nuclear Power Plant

Ningde Nuclear Power Plant is located in Fujian province of China, which is being constructed in two phases. Phase I of Ningde nuclear power plant is jointly invested by CGNPC, China Datang Corporation (“CDT”) and Fujian Energy Group (“FEG”), with four 1.09 GW CPR-1000 pressurized water reactors (PWRs), which commenced construction from 2008 to 2010, and were scheduled to commercial operation successively from 2013 to 2015.

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China, Southeast Asia and the Middle East that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993 in China, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai and India, and serves over 5,000 customers involving more than 20,000 projects in the industrial, railway, subway and nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com